Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders
Pope Resources, A Delaware Limited Partnership:

We consent to the incorporation by reference in the registration statement (No. 333-46091) on Form S-8 of Pope Resources, A Delaware Limited Partnership, and subsidiaries of our report dated February 3, 2005, with respect to the consolidated balance sheets of Pope Resources, A Delaware Limited Partnership, and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, partners’ capital and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, and all related financial statement schedules, which report appears in the December 31, 2004, annual report on Form 10-K of Pope Resources, A Delaware Limited Partnership, and subsidiaries.

Seattle, Washington
March 3, 2005